Exhibit 99.1

Wallbox Announces Third Quarter 2021 Revenue 16% Above Budgeted Expectations

The company shared third quarter and year-to-date 2021 results through a Shareholder Letter and Webcast

Nov 4, 2021

Barcelona, SPAIN - Wallbox N.V. (NYSE: WBX), a leading provider of electric vehicle (EV) charging and energy management solutions worldwide, today released a Letter to Shareholders, which can be found here, announcing select financial results for the three and nine months ended September 30, 2021. The company reported third quarter revenue of $22 million, up nearly 250% year-over-year, bringing total revenue to $55 million for the first nine months of 2021. The company reaffirms its full year 2021 revenue guidance of $79 million.

“For the first nine months this year, we sold more than 66,000 units globally and 80% of our current charger sales utilize Wallbox energy management software. We believe this is a testament to our hardware’s superior design, performance and reliability and the value our energy management software can add to users’ daily lives,” said Enric Asunción, the chief executive officer and co-founder of Wallbox. “Our third quarter revenue also grew by nearly 250% year-over-year, which was driven by our accelerated growth in some of the world’s largest EV markets, such as Germany and the UK, and our successful entry into new markets like the U.S.”

“In addition to the growing demand and consumer preference for our products, our ability to manage global supply chain issues successfully has enabled us to sustain strong momentum,” said Jordi Lainz, chief financial officer. “Thanks to our vertically integrated supply chain and in-house engineering and validation, we have been able to continue production over the last quarter. We continue to run a disciplined business, outpacing market growth and minimizing headwinds to generate value for shareholders.”

The company has posted a Shareholder Letter on the Overview and Events & Presentations pages of its Investor Relations website at investors.wallbox.com, providing additional financial highlights and business updates.

Wallbox will also host a live webcast today, Thursday, November 4, 2021 at 8:30 a.m., Eastern Time (1:30 p.m. CET), to discuss these results and business updates. The live webcast can be accessed through the Events & Presentation section of the company’s investor relations website at investors.wallbox.com. A replay of the webcast will be available shortly following the event, will be accessible through the same link and will be available for at least one year.

About Wallbox Chargers

Wallbox is a global technology company, dedicated to changing the way the world uses energy in the electric vehicle industry. Wallbox creates smart charging systems that combine innovative technology with outstanding design and manage the communication between vehicle, grid, building and charger. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 80 countries. Founded in 2015, with headquarters in Barcelona, Wallbox’s mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. The company employs over 700 people in Europe, Asia, and the Americas.

For additional information, please visit www.wallbox.com.

Wallbox Press Contact

Elyce Behrsin

press@wallbox.com

Wallbox Investor Contact

Austin Wood

investors@wallbox.com

Wallbox Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Wallbox’s future financial or operating performance. For example, forward-looking statements include but are not limited to statements regarding the future operations of the business, future growth and generating value to shareholders. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Wallbox’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electronic vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; and other important factors discussed under the caption “Risk Factors” in Wallbox’s Registration Statement on Form F-1 filed with the SEC on November 1, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.